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FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number 0-29946

Qiao Xing Universal Telephone, Inc. (Translation of registrant’s name into English)

Qiao Xing Science Industrial Park Tang Quan Huizhou City, Guangdong, People’s Republic of China 516023 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE
     Exhibit 99.2 of our Report on Form 6-K dated March 5, 2010 is being amended by this Amended Report on Form 6-K/A dated March 16, 2010 solely for the purpose of replacing prior Slide No. 9 with the amended Slide No. 9 in order to present the correct photograph of our Molybdenum Processing Plant in Chifeng — Inner Mongolia. Due to an administrative error, an incorrect photograph was previously presented. No other Slides in the Power Point Presentation have been amended.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qiao Xing Universal Telephone, Inc. (Registrant)

Date: March 16, 2010	By:	/s/ RUI LIN WU RUI LIN WU, Chairman

EXHIBIT INDEX

Exhibit No.	Description

99.2	PowerPoint Presentation